Suite 400 - 570 Granville Street Vancouver, BC V6C 3P1 Canada Telephone: (604) 689-1022 Facsimile: (604) 681-4760 www.macdonaldtuskey.com	CORPORATE AND SECURITIES LAWYERS

Reply Attention of	William L. Macdonald
Direct Tel.	604.648-1670
EMail Address	wmacdonald@wlmlaw.ca
Our File No.	13055-001

May 8, 2014

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:	Tia L. Jenkins Senior Assistant Chief Accountant

Dear Sirs:
Re:	SunVault Energy Inc. (the “Company”) Form 8-K Filed March 5, 2014 Supplemental Response submitted April 16, 2014 File No. 333-181040

We refer to your letter of April 29, 2014 addressed to the Company with your comments on our Supplemental Response submitted on April 16, 2014.

We note your comment that the determination of whether a company’s assets or operations are nominal is based on the company’s historical financial statements. While this may be one indicator, we are not aware of any reference in the rules where such financial statements are in fact the determining factor in regards to operations. There are innumerable circumstances where a company’s level of operations may not be reflected in the line items of their financial statements. For example, as is typical for development stage companies, many parties may provide services for little or no consideration hopeful of future success, which is not necessarily accrued. Further, the authorizing release for the final rule amendments (Release Nos. 33-8587; 34-52038) specifically noted that nominal would not be defined and that quantitative thresholds would not be applicable.

In addition, the Company did reflect assets of $500,000 in their last audited financial statements. Contrary to your observation, the shares issued in consideration for said assets were issued prior to the Company’s year end. Also, it would be difficult to consider $500,000 in assets as “nominal” for any development stage enterprise.

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

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Given the foregoing, we urge you to reconsider your shell company determination in regards to the Company.

Yours truly,

W.L. MACDONALD LAW CORPORATION

Per:	/s/ William L. Macdonald
William L. Macdonald

WLM/sk

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.